

December 31, 2012

Via E-mail
Mark D. Fischer, Esq.
Senior Vice President, General Counsel and Secretary
PVH Corp.
200 Madison Avenue
New York, New York 10016

   **Re:** **PVH Corp.**
     **Registration Statement on Form S-4**
     **Filed December 4, 2012**
     **File No. 333-185251**

Dear Mr. Fischer:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Letter to Warnaco Stockholders

1. Please disclose the total value Warnaco stockholders will receive for each share of Warnaco common stock based upon the market price of the PVH shares as of the latest practicable date.

Summary, page 1

2. Please disclose the approximate cost of the transaction, including merger related transaction costs.

3.  Please explain the material differences between PVH and Warnaco shareholder rights. See Item 4(a)(4) of Form S-4.

The Merger, page 30

Warnaco's Reasons for the Merger and Recommendation of the Warnaco Board of Directors, page 35

Financial Condition and Stand-Alone Prospects of Warnaco, page 35

Consideration of Acquisition Opportunities, page 36

4.  We note your disclosure that the board considered that any alternative acquisition opportunities that may become available to Warnaco involved substantial risks. If the board considered any material alternative transactions available to Warnaco, please explain in greater detail why those other alternatives were not pursued.

Opinion of J.P. Morgan, page 39

5.  We note that the description in the filing regarding the material relationships between J.P. Morgan and Warnaco does not quantify the fees paid or to be paid to J.P. Morgan and its affiliates by Warnaco. Please revise to provide such disclosure. See Item 1015(b)(4) of Regulation M-A.

Public Trading Analysis, page 41

6.  You state "[d]ue to the operating and financial variability across the group, a smaller select group of companies was chosen for purposes of J.P. Morgan's public trading analysis." Please provide additional explanation. For example, clarify the phrase "a smaller select group of companies" in relative terms and how the public trading analysis is affected by using a smaller group of companies.

The Merger Agreement, page 82

7.  We note the disclaimers in the second and third paragraphs. Notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please revise to remove the implication that the information in the merger agreement does not constitute public disclosure under the federal securities laws. Please also include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc:  Gregory E. Ostling, Esq.
    Wachtell, Lipton, Rosen & Katz